[BroadVision Letterhead]

May 11, 2005

Securities and Exchange Commission
450 5th Street N.W., Mail Stop 04-06
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Mark P. Shuman Robert Bell
Re:	BroadVision, Inc. Registration Statement on Forms S-1/S-3 File Nos. 333-121430/333-123592 Application for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, BroadVision, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-121430), as amended on Form S-1 and Form S-3 (File No. 333-123592), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on December 20, 2004.

        The Registration Statement was initially filed in part to register shares of the Company's common stock underlying additional investment rights to purchase up to $4,000,000 of notes that are convertible into the Company's common stock. The Registration Statement is being withdrawn in response to Staff comments concerning the Company's ability to register the shares of Company common stock underlying the additional investment rights before the additional investment rights are exercised.

        The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Kenneth Guernsey, legal counsel to the Company, at 415-693-2091.

Sincerely,
BROADVISION, INC.
By:	/s/ WILLIAM E. MEYER William E. Meyer EVP & Chief Financial Officer